Exhibit 21
SUBSIDIARIES OF THE COMPANY
Tomark Sports, Inc., a Delaware corporation
Kesslers Team Sports, Inc., a Delaware corporation
Dixie Sporting Goods Co., Inc., a Virginia corporation
CMS of Central Florida, Inc., d/b/a Orlando Team Sports, a Florida corporation
Salkeld & Sons, Inc., an Illinois corporation
Sport Supply Group, Inc., a Delaware corporation